Filed pursuant to General Instruction II.L
of Form F-10; File No. 333-157223
PROSPECTUS SUPPLEMENT
(To Prospectus dated February 18, 2009)

US$92,650,000

SILVER STANDARD RESOURCES INC.

Common Shares
We are offering 5,450,000 common shares (the “Common Shares”) in this offering (the “Offering”).

Our outstanding common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “SSO” and on the Nasdaq Global Market (“Nasdaq”) under the symbol “SSRI”. On February 23, 2009, the closing price of the common shares on the TSX and Nasdaq was $23.67 and US$18.82, respectively. The TSX has conditionally approved the listing of the Common Shares subject to our fulfilling all of the requirements of the TSX on or before May 22, 2009. The Common Shares will be listed on Nasdaq, subject to our fulfilling the listing requirements of Nasdaq.

Investing in our Common Shares involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our Common Shares in “Risk factors” beginning on page 10 of the accompanying prospectus.

	Per share		Total

Public offering price	US$	17.00	US$	92,650,000

Underwriting commissions	US$	0.85	US$	4,632,500

Proceeds before expenses, to us	US$	16.15	US$	88,017,500

The Underwriters may also purchase up to an additional 817,500 Common Shares from us at the public offering price, less the underwriting commission payable by us to cover over-allotments, if any, within 30 days from the closing of this Offering. If the underwriters exercise the option (the “Over-Allotment Option”) in full, the total underwriting commissions will be US$5,327,375, and the total proceeds, before expenses, to us will be US$101,220,125.

The Underwriters are offering the Common Shares as set forth under “Underwriting.” Delivery of the Common Shares will be made on or about February 27, 2009.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this prospectus supplement under the captions “Certain income tax considerations for U.S. holders” and “Certain income tax considerations for Canadian holders” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement to which this prospectus supplement relates may be residents of Canada, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the Common Shares offered hereby, passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UBS Investment Bank

Deutsche Bank Securities

Credit Suisse	Dahlman Rose & Company	Morgan Stanley

Scotia Capital

Blackmont Capital Corp.	Griffiths McBurney Corporation	National Bank Financial Inc.	Salman Partners Inc.

The date of this prospectus supplement is February 24, 2009

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

General matters

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this Offering of the Common Shares and also adds to and updates certain information contained in the accompanying short form base shelf prospectus (the “prospectus”) and the documents incorporated by reference therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of this Offering. If the description of the Common Shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement or contained in or incorporated by reference in the accompanying prospectus. We are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement or the accompanying prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference in the accompanying prospectus is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, the terms “we”, “our”, “us”, the “Company” and “Silver Standard” refer to Silver Standard Resources Inc. and, unless the context otherwise requires, our subsidiaries and their respective predecessors in interest. All capitalized terms used but not otherwise defined herein have the meanings provided in the accompanying prospectus.

Cautionary note to United States investors

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, use the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and

Cautionary note to United States investors

resource estimates contained or incorporated by reference in this prospectus supplement and the accompanying prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference into the accompanying prospectus may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available.

Notice regarding presentation of financial information

The financial statements incorporated by reference in the accompanying prospectus, and the selected Consolidated financial data derived therefrom included in this prospectus supplement and the accompanying prospectus, are presented in Canadian dollars. In this prospectus supplement and the accompanying prospectus, references to “C$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. See “Exchange Rate Information” in the accompanying prospectus.

The financial statements incorporated by reference in the accompanying prospectus, and the selected Consolidated financial data derived therefrom included in this prospectus supplement and the accompanying prospectus, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and so these financial statements are not comparable to the financial statements of U.S. companies. Note 18 to the audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006, incorporated by reference in the accompanying prospectus, describes the effect of differences between Canadian GAAP and U.S. GAAP in such financial statements in accordance with Item 18 of Form 20-F. Note 14 to the unaudited interim consolidated financial statements for the nine months ended September 30, 2008, incorporated by reference in the accompanying prospectus, describes the effect of differences between Canadian GAAP and U.S. GAAP in such financials statements in accordance with Item 18 of Form 20-F. See “Documents Incorporated by Reference”.

Cautionary note regarding forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration and development activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be

Cautionary note regarding forward-looking statements

achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

➢	uncertainty of production at our mineral exploration properties;

➢	risks and uncertainties associated with new mining operations;

➢	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

➢	recent market events and conditions;

➢	risks related to general economic conditions;

➢	our history of losses and expectation of future losses;

➢	risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;

➢	differences in U.S. and Canadian practices for reporting mineral resources and reserves;

➢	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

➢	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

➢	commodity price fluctuations;

➢	risks related to governmental regulations, including environmental regulations;

➢	risks related to delay or failure to obtain required permits, or non-compliance;

➢	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

➢	risks related to reclamation activities on our properties;

➢	uncertainties related to title to our mineral properties;

➢	risks related to political instability and unexpected regulatory change;

➢	our ability to successfully acquire additional commercially mineable mineral rights;

➢	currency fluctuations;

➢	increased costs affecting the mining industry;

➢	increased competition in the mining industry for properties, qualified personnel and management;

➢	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

➢	our ability to maintain adequate internal control over financial reporting; and

➢	our classification as a “passive foreign investment company” under the U.S. Internal Revenue Code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the accompanying prospectus under the heading “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference therein. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Summary

The following summary contains basic information about us and the Offering and is not intended to be complete. This description does not contain all of the information about us and our properties and business that you should consider before investing in the Common Shares. You should carefully read the entire prospectus supplement, the accompanying prospectus, and the documents incorporated by reference therein before making an investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes that the Underwriters will not exercise the Over-Allotment Option. This prospectus supplement contains forward-looking statements concerning the anticipated developments in our operations in future periods planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause our results to differ from those expressed or implied by the forward-looking statements. See “Cautionary note regarding forward-looking statements”.

The company

Overview

We are a silver resource company that has assembled a portfolio of silver-dominant projects since 1994. These projects are located in seven countries in the Americas and Australia. We are now focused on advancing our principal projects to commercial production. In the aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company. Certain of our projects also contain significant gold resources.

Our Strengths

We believe that we are well-positioned to build shareholder value through our strengths:

➢	We have demonstrated an ability to consistently increase our silver resources in a disciplined manner providing significant exposure to silver;

➢	We are scheduled to commence silver production at Pirquitas in the first half of 2009 followed by our other development projects, subject to receiving positive feasibility studies;

➢	We have a geographically-diverse project portfolio in the Americas and Australia; and

➢	Our management has proven exploration, development and operating expertise, and we have an experienced Board of Directors.

The Investment Opportunity

➢	We have a large in-ground silver resource providing a high per share exposure to silver.

➢	Opportunity to invest in production growth with an excellent portfolio of projects for organic growth.

➢	First production scheduled to commence in the first half of 2009.

➢	Expected production of six million ounces of silver in 2009 and over 10 million ounces in 2010.

➢	Excellent exposure to gold resources on certain projects.

Our Strategy

In 1993, we identified an imbalance in the silver market where demand exceeded mine and scrap supply. As a result, we decided to focus our activities on the exploration for, and acquisition of, silver-dominant projects. Our strategy has been to discover and acquire silver-dominant projects at times when lower metal prices prevailed in order to position us to benefit from silver price increases. Since 1993, we have grown our silver resource base thirty-fold through opportunistic acquisition and exploration activities and by expanding resources on individual projects through additional drilling.

PRINCIPAL PROJECTS

Our primary focus is to take advantage of the current metal price environment by advancing our five principal projects towards commercial production. We may also opportunistically monetize some of our other assets. For the purposes of NI 43-101, our only material property is the Pirquitas Project.

Pirquitas Project—is a wholly-owned primary silver project located in northwestern Argentina that is anticipated to produce approximately 10 million ounces of silver per year over a 14.5-year mine life. Capital costs to complete construction of the project are estimated at US$230 million with operating costs of US$26/tonne over the life of the mine. We have sufficient cash to complete construction of the mine, and production of concentrate is expected to commence in the first half of 2009.

San Luis Project—is a joint venture property located in central Peru. We currently own a 55% interest in the project and have the right to increase our interest to 70% by completing a feasibility study on placing the project into production. The study is expected to be completed in the first half of 2009. We can further increase our interest to 80% by placing the project into production.

Pitarrilla Project—is a wholly-owned silver exploration project located in the State of Durango, Mexico. The project contains silver and significant base metal mineralization. A pre-feasibility study is currently underway for the development of the underground portion of the project, which is expected to be completed in the first half of 2009.

Diablillos Project—is a wholly-owned silver-gold exploration project located approximately 275 kilometers south of the Pirquitas Project in northwestern Argentina. The project contains silver and gold resources. Completion of a pre-feasibility study is dependent on the completion of an updated resource estimate and a metallurgical program assessing the heap leaching characteristics of the Diablillos mineralization.

Snowfield Project—is a wholly-owned primary gold exploration project located approximately 65 kilometers north of the town of Stewart in northwest British Columbia. In addition to gold, the project contains significant copper resources. The project may have potential for more gold resources and a geological review is underway to assess the potential of expanding the mineralization at the project.

PROJECT PIPELINE

In addition to our five principal projects, we hold interests in a number of other properties that are geographically-diverse and at various stages of exploration. With the exception of the Maverick Springs Project, all of the properties described immediately below are wholly-owned.

We own the Berenguela Project (a polymetallic exploration project) in Puno Department, Peru, Challacollo Project (a polymetallic exploration project) in Region 1, Chile, Candelaria Project (a former operating silver-gold mine) in Nevada, U.S.A., Maverick Springs Project (a silver-gold exploration project) in Nevada, U.S.A., Bowdens Project (a polymetallic exploration project) in New South Wales, Australia, Silvertip Project (a polymetallic exploration project) in British Columbia, Canada, Sulphurets Project (a gold-silver exploration project adjacent to the Snowfield Project) in British Columbia, Canada, Sunrise Lake Deposit (a polymetallic exploration project) in the Northwest Territories, Canada, Veta Colorada Project (a silver exploration project) in Chihuahua State, Mexico and the San Agustin Property (a polymetallic exploration project) in Durango State, Mexico. We also own the San Marcial Project (a polymetallic exploration project) located near Mazatlan, Mexico, which is currently optioned to an arm’s length party.

We also have a number of other property holdings in Argentina, Australia, Canada, Chile, Mexico and the United States, some of which are held in joint ventures or optioned to arm’s length parties.

Scientific and technical information contained in this summary has been reviewed by Kenneth C. McNaughton, M.Sc., P.Eng., Vice President Exploration, James A. McCrea, B.Sc., P.Geo., and Paul S. MacRae, P.Eng., who are our qualified persons for the purpose of NI 43-101.

Offering

Issuer:	Silver Standard Resources Inc.

Securities offered:	Common Shares

Public offering price:	US$17.00 per Common Share

Common Shares outstanding before this Offering(1):	62,783,047 Common Shares

Common Shares outstanding after this Offering(1):	68,233,047 Common Shares. If the Over-Allotment Option is exercised in full, 69,050,547 Common Shares will be outstanding after this Offering.

Underwriting commission:	We have agreed to pay the Underwriters a commission of US$0.85 for each Common Share sold pursuant to this Offering. See “Underwriting”.

Over-Allotment Option:	We have granted the Underwriters an Over-Allotment Option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of this Offering, to purchase up to an additional 817,500 Common Shares (15% of the number of Common Shares offered under the Offering) at the public offering price set forth on the cover of this prospectus supplement (less the underwriting commission), to cover over-allotments, if any.

Use of proceeds:	We estimate that the net proceeds from this Offering will be approximately US$87,117,500 (approximately US$100,320,125 if the Underwriters exercise the Over-Allotment Option in full). We intend to use the net proceeds from the Offering to fund the development of our mineral properties, for working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes.

Tax considerations:	Purchasing the Common Shares may have tax consequences in both the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these consequences fully. You should read the tax discussion in this prospectus supplement and consult with your own tax advisor. See “Certain Income Tax Considerations for U.S. Holders” and “Certain Income Tax Considerations for Canadian Holders”.

Stock exchange symbols:	Our common shares are listed on the TSX under the symbol “SSO” and on Nasdaq under the symbol “SSRI”.

Risk factors:	See “Risk Factors” beginning on page 10 of the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in the Common Shares.

(1) Based on common shares outstanding as of February 23, 2009. This figure excludes common shares issuable on the conversion of US$138 million aggregate principal amount of 4.5% unsecured convertible senior notes due March 1, 2028 (the “Notes”). The Notes will be convertible into common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Notes (approximately US$43.33 per common share), or 3,184,930 common shares in aggregate, subject to adjustment. This figure also excludes 4,988,750 common shares which are issuable upon the exercise of outstanding stock options, at a weighted average price of $26.43 per share, as at February 23, 2009.

Use of proceeds

We estimate that the net proceeds from the Offering will be approximately US$87,117,500, after deducting the Underwriters’ commission and our estimated fees and expenses. We intend to use the net proceeds from the Offering to fund the development of our mineral properties, for working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes. If the Over-Allotment Option is exercised in full, the net proceeds will be approximately US$100,320,125. We expect to use the net proceeds from the Over-Allotment Option, if any, for the same purposes.

Although we intend to use the net proceeds from the Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including results obtained or other sound business reasons, make such use necessary or prudent.

Pending such uses, we intend to invest the net proceeds from the Offering in obligations of any Province of Canada, Canada or the United States of America or their respective agencies; obligations of enterprises sponsored by any of such governments; banker’s acceptances purchased in the secondary market and having received an R-l (high) rating from the Canadian Dominion Bond Rating Service or comparable U.S. rating service, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

Capitalization

Since September 30, 2008, other than the issuance of an aggregate of 77,500 common shares upon the exercise of stock options, there have been no changes to the share and loan capital of the Company on a consolidated basis.

The following table sets forth the consolidated capitalization and certain other financial data of the Company as at September 30, 2008 on an actual basis and as adjusted to give effect to the Offering (based on the public offering price of US$17.00 per share converted to Canadian dollars based on the noon buying exchange rate as reported by the Bank of Canada on February 23, 2009, assuming the Over-Allotment Option is not exercised, and after deducting the underwriting commission and the estimated expenses of the Offering).

This table should be read in conjunction with the amended unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2008, together with the notes thereto, and management’s discussion and analysis thereof, incorporated by reference in the accompanying prospectus.

	As of
	September 30, 2008
	Actual	As adjusted

	(thousands, unaudited)

Cash and cash equivalents	$144,987	$253,989
Marketable securities	$16,064	$16,064

Long-term debt:
Long-term convertible notes(1)	$108,670	$108,670

Total long-term debt	$108,670	$108,670

Common shareholders equity:
Common share capital(2)	462,212	571,214
Value assigned to stock options	38,769	38,769
Value assigned to convertible notes	36,553	36,553
Contributed surplus	649	649
Accumulated deficit	(50,368)	(50,368)
Accumulated other comprehensive income	34	34

Total shareholders equity	487,849	596,851

Total capitalization	$596,519	$705,521

Notes:

(1)	Under Canadian GAAP, the convertible notes have been allocated on our consolidated financial statements between a debt component and an equity component. There are differences between Canadian GAAP and U.S. GAAP in the accounting treatment for the convertible notes.

(2)	These figures do not include 4,436,250 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average price of $28.34 per share, as at September 30, 2008. As at February 23, 2009, an aggregate of 4,988,750 common shares were reserved for issuance pursuant to outstanding stock options.

Certain income tax considerations for U.S. holders

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Holder, as defined below, of the ownership and disposition of Common Shares in the Company that were acquired pursuant to this Offering. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices, judicial decisions, and the Income Tax Convention between the U.S. and Canada (the “Tax Convention”), all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) hold Common Shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) acquire Common Shares as compensation for services or through the exercise or cancellation of employee stock options or warrants, (vii) have a functional currency other than the U.S. dollar, (viii) own or have owned directly, indirectly, or constructively 10% or more of the voting power of the Company, or (ix) are subject to the alternative minimum tax. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the ownership and disposition of Common Shares.

As used herein, “U.S. Holder” means a beneficial owner of Common Shares that is (i) an individual that is a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the U.S. or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal tax purposes, holds Common Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity holding Common Shares is urged to consult its own tax advisor.

This discussion assumes that Common Shares are held as capital assets (generally, property held for investment), within the meaning of the Code, in the hands of a U.S. Holder at all relevant times.

A U.S. HOLDER OF COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION.

Passive Foreign Investment Company (PFIC) Considerations

Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in its Common Shares includes any period during a taxable year of the Company in which the

Certain income tax considerations for U.S. holders

Company is a passive foreign investment company (a “PFIC”). A non-U.S. corporation is a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value (or, in certain circumstances, the adjusted tax basis for U.S. federal income tax purposes) of its assets are assets that either produce or are held for the production of passive income. Special rules apply where a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation (the “lower-tier corporation”). For purposes of determining whether the Company is a PFIC, it will be treated as if it held its proportionate share of the assets of any lower-tier corporation and received directly its proportionate share of the income of any lower-tier corporation.

For purposes of the PFIC rules, and subject to certain exceptions, passive income includes, in part, dividends, interest, royalties, rents, and net gains from certain transactions in commodities. Net gains from transactions in commodities will not be passive income for purposes of the PFIC rules if (i) they are active business gains or losses from the sale of commodities, and (ii) substantially all of the taxpayer’s commodities are (a) stock in trade or inventory of it, (b) property used in its trade or business, or (c) supplies regularly used or consumed by it in the ordinary course of its trade or business. The exploration, acquisition, and disposition of silver properties by the Company and its subsidiaries generally produces passive income, although in future years the Company and its subsidiaries may derive income that qualifies as active income from the mining, processing, and sale of silver under the commodities transactions exception.

Under these PFIC rules, the Company believes that (i) it was a PFIC for its 2006 and 2007 taxable years, (ii) there is a significant likelihood that it was a PFIC for its 2008 taxable year and (iii) based on the Company’s anticipated operations, that it may be a PFIC for its 2009 taxable year, and may not be a PFIC for its 2010 and subsequent taxable years. In addition, the Company believes that certain of its subsidiaries were PFICs for their 2006, 2007, and 2008 taxable years and will be PFICs for their 2009 and subsequent taxable years (“PFIC Subsidiaries”). There can be no assurance regarding the PFIC classification of the Company or its subsidiaries for their 2009 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year in question.

In the absence of a timely election described below, if a U.S. Holder’s holding period in its Common Shares includes any period during a taxable year of the Company in which the Company is or will be a PFIC, the rules described below in “The ‘No Election’ Alternative” generally apply to gain realized on a disposition of Common Shares and certain distributions received with respect to Common Shares. If certain requirements are met, a U.S. Holder may mitigate certain of the consequences of those rules by timely making an election to mark its Common Shares to market, described below in “The Mark-to-Market Election Alternative”, or to treat the Company and any PFIC Subsidiary each as a “qualified electing fund” (a “QEF”), described below in “The QEF Election Alternative”.

If a U.S. Holder owns Common Shares during any year in which the Company is a PFIC, such U.S. Holder must also file IRS Form 8621.

The QEF Election Alternative

A U.S. Holder that makes a timely and effective QEF election (an “Electing U.S. Holder”) generally would not be subject to the rules discussed below in “The ‘No Election’ Alternative”. However, an Electing U.S. Holder will be subject to U.S. federal income tax on such Electing U.S. Holder’s pro rata share of the Company’s (a) net capital gain, which will be taxed as long-term capital gain to such Electing U.S. Holder, and (b) ordinary earnings, which will be taxed as ordinary income to such Electing U.S. Holder, in each case regardless of whether such amounts are actually distributed to such Electing U.S. Holder. However, an Electing U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such Electing U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A QEF election applies only to the non-U.S. corporation for which it is made. If the Company were a PFIC, a U.S. Holder likely would remain subject to the excess distribution rules discussed below in “The ‘No Election’ Alternative” in respect of its indirectly owned shares in each PFIC Subsidiary regardless of a QEF

Certain income tax considerations for U.S. holders

election in respect of the Company, unless such U.S. Holder has made a QEF election in respect of such PFIC Subsidiary.

An Electing U.S. Holder generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the Electing U.S. Holder because of such QEF election and (b) will adjust such Electing U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, an Electing U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF election, and the U.S. federal income tax consequences of making a QEF election, will depend on whether such QEF election is timely. A QEF election will be treated as “timely” if such QEF election is made for the first taxable year in the U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC. If a U.S. Holder makes a QEF election after the first taxable year in the U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC, then in addition to filing the QEF election documents, a U.S. Holder may elect to recognize gain (which will be taxed under the rules discussed below in “The ‘No Election’ Alternative”) as if the Common Shares were sold on the qualification date. The “qualification date” is the first day of the first taxable year in which the Company is a QEF with respect to such U.S. Holder. The election to recognize such gain can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain, such U.S. Holder will be deemed to have made a timely QEF election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder fails to make a QEF election for the first taxable year in the U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC, and does not elect to recognize gain as if the Common Shares were sold on the qualification date, such holder will not be treated as having made a “timely” QEF election and will continue to be subject to the special taxation rules discussed below in “The ‘No Election’ Alternative”.

A QEF election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election. A U.S. Holder cannot make and maintain a valid QEF election unless the Company provides certain U.S. tax information necessary to make such an election. The Company expects to provide U.S. Holders with timely and accurate information as to its status as a PFIC and will use commercially reasonable efforts to provide to U.S. Holders acquiring Common Shares pursuant to this Offering all information that a U.S. Holder making a QEF election with respect to the Company is required to obtain for U.S. federal income tax purposes. U.S. Holders should be aware that, with respect to any PFIC Subsidiary, there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF election with respect to such PFIC Subsidiary. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election.

The Mark-to-Market Election Alternative

A U.S. Holder that holds “marketable stock” in a PFIC may avoid the imposition of the additional tax and interest described below by making a mark-to-market election in the first year of its holding period in such PFIC’s shares. The Common Shares will be marketable securities if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange

Certain income tax considerations for U.S. holders

Commission or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the U.S. Treasury Department determines is adequate. The Company believes that the TSX and Nasdaq meet this test, and accordingly, provided that the Common Shares are regularly traded on the TSX or Nasdaq, a U.S. Holder should be able to make a mark-to-market election with respect to the Common Shares if the Company is classified as a PFIC.

If a U.S. Holder were to make a timely mark-to-market election with respect to Common Shares that it will own at the close of its taxable year, such electing U.S. Holder would include as ordinary income in that taxable year any excess of the fair market value of its Common Shares as of the close of such year over its adjusted tax basis in the Common Shares. In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. An electing U.S. Holder’s tax basis in its Common Shares will be adjusted to reflect any such income or loss. Any gain or loss on the sale of Common Shares will be ordinary income or loss, except that any loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. An election to mark-to-market applies to the year for which the election is made and to subsequent years unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. If the Company were to cease being a PFIC, a U.S. Holder that marked its Common Shares to market would not include mark-to-market gain or loss with respect to its Common Shares for any taxable year that the Company was not a PFIC.

A mark-to-market election applies only to the non-U.S. corporation for which it is made. If the Company were a PFIC, a U.S. Holder would remain subject to the excess distribution rules with respect to its indirectly owned shares in any PFIC Subsidiary even if such U.S. Holder has made a mark-to-market election in respect of the Company.

The “No Election” Alternative

If a U.S. Holder does not make a timely mark-to-market election or a timely QEF election (a “Non-Electing U.S. Holder”) and the Company is a PFIC, then special taxation rules will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of such U.S. Holder’s Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder’s holding period) by the Company.

Pursuant to these rules, a Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of any of its Common Shares and all excess distributions on its Common Shares over its entire holding period. All gains or excess distributions allocated to prior years of a U.S. Holder (other than any year before the first taxable year of the Company during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. A Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year but had not been paid until the taxable year within which the gains or excess distributions have occurred. A Non-Electing U.S. Holder that is not a corporation would be required to treat this interest charge as “personal interest” which would be wholly nondeductible. The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution, and no interest charge would be incurred with respect to such balance.

If the Company is a PFIC, a U.S. Holder would be deemed to own an interest in each of the Company’s PFIC Subsidiaries for purposes of the PFIC rules, and therefore may be subject to the excess distribution rules on (i) a distribution with respect to the indirectly owned shares by a PFIC Subsidiary to the Company, (ii) a disposition by the Company of the indirectly owned shares in a PFIC Subsidiary, and (iii) a disposition by the U.S. Holder of Common Shares that reduces or terminates the U.S. Holder’s indirect ownership of shares in a PFIC Subsidiary.

Certain income tax considerations for U.S. holders

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, then for purposes of applying the rules described above, the Company will continue to be treated as a PFIC with respect to such U.S. Holder’s Common Shares throughout such U.S. Holder’s entire holding period in its Common Shares, even if it is no longer a PFIC in subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules for a Non-Electing U.S. Holder) as if its Common Shares had been sold on the last day of the last taxable year for which the Company was a PFIC.

Each U.S. Holder is urged to consult its own tax advisor regarding the Company’s PFIC classification, the consequences to such U.S. Holder of the Company’s PFIC classification, and the availability and the consequences of making a mark-to-market or QEF election.

Distributions on Common Shares

Subject to the discussion under “Passive Foreign Investment Company (PFIC) Considerations” above, the gross amount of any distribution paid by the Company will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receives the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2011 from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”). A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Tax Convention meets these requirements, and the Company believes it is eligible for the benefits of the Tax Convention. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed above in “Passive Foreign Investment Company (PFIC) Considerations,” the Company expects that there is a significant likelihood that it was a PFIC for its 2008 taxable year and that it may be a PFIC for its 2009 taxable year (and possibly subsequent taxable years). Accordingly, dividends paid on the Common Shares are not expected to constitute qualified dividends.

Dividends received by a U.S. Holder with respect to Common Shares will constitute foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Company with respect to the Common Shares will, depending on a U.S. Holder’s circumstances, be “passive category” or “general category” income.

Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that a distribution exceeds the amount of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “Sale,

Certain income tax considerations for U.S. holders

Exchange or Other Taxable Disposition of Common Shares” below). However, the Company does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. Each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.

The gross amount of distributions paid in any foreign currency will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If instead the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss.

Sale, Exchange, or Other Taxable Disposition of Common Shares

Subject to the discussion above under “Passive Foreign Investment Company (PFIC) Considerations,” a U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Common Shares for more than one year at the time of the sale, exchange or other disposition. Preferential tax rates may apply to long-term capital gains or losses of a U.S. Holder that is an individual, trust or estate. The deductibility of capital losses is subject to significant limitations.

If a U.S. Holder receives any foreign currency on the sale of Common Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

U.S. Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of the Common Shares should consult with their own tax advisors regarding the requirements of filing information returns.

Dividends and proceeds from the sale or other disposition of Common Shares that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at a 28% rate) if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary is relevant to a holder of Common Shares (a “U.S. Investor”) who (i) is the beneficial owner of the Common Shares held by the U.S. Investor; (ii) is not, and has never been, a resident or deemed resident of Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”), (iii) is considered a resident of the United States and a “qualifying person” for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) entitled to full benefits thereof, (iv) does not use or hold and is not deemed to use or hold Common Shares in, or in the course of, carrying on a business in Canada, (v) does not now own, and has not owned at any time in the past 60 months, either alone or together with persons with whom the U.S. Investor does not deal at arm’s length, more than 25% of the issued shares of any class or series of shares in the capital of the Company; and (vi) has not acquired their Common Shares pursuant to a tax-deferred exchange under the Tax Act.

Certain income tax considerations for U.S. holders

Special rules, which are not discussed below, may apply to U.S. Investors that are insurers which carry on business in Canada and elsewhere, and this summary is not applicable to such U.S. Investors. Such U.S. Investors should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and counsel’s understanding of the administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Investor. The tax liability of a U.S. Investor will depend on the holder’s particular circumstances. Accordingly, U.S. Investors should consult their own tax advisors for advice with respect to their own particular circumstances.

Dividends on Common Shares
Dividends paid, or deemed to be paid, on Common Shares to a U.S. Investor will, under the Treaty, generally be subject to withholding tax in Canada at a rate of 15%. Where the U.S. Investor is a corporation that beneficially owns at least 10% of the voting stock of the Company, the rate of withholding tax is reduced to 5%. Under the terms of the Treaty, dividends paid, or deemed to be paid, to certain U.S. Investors that are religious, scientific, charitable and other similar tax-exempt organizations, and to certain pension organizations exempt from tax in the United States, are exempt from Canadian withholding tax.

Dispositions of Common Shares
A U.S. Investor will not be subject to tax under the Tax Act in respect of any capital gain realized by the U.S. Investor on a disposition or deemed disposition of Common Shares unless such Common Shares constitute “taxable Canadian property” to the U.S. Investor. Upon listing for trading on the TSX and Nasdaq, and provided that the Common Shares remain listed for trading on such exchanges, Common Shares will not constitute taxable Canadian property to a U.S. Investor.

Certain income tax considerations for Canadian holders

In the opinion of Lawson Lundell LLP, our Canadian counsel, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Common Shares by holders who acquire Common Shares pursuant to this prospectus supplement and the accompanying prospectus. This summary is applicable to a holder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”), holds their Common Shares as capital property, and deals at arm’s length and is not affiliated with us. The Common Shares will generally be considered capital property to a holder unless either the holder holds such Common Shares in the course of carrying on a business of buying and selling securities or the holder has acquired the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian resident holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act), owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary is not applicable to any holder which is a “financial institution” (as defined in the Tax Act), to any holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act), or to any holder who has made a functional currency election pursuant to the Tax Act

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and counsel’s understanding of the administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. The income and other tax consequences of acquiring, holding and disposing of Common Shares will vary according to the status of the holder, the place where the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, the following description of income tax matters is of a general nature only and is not intended to constitute advice to any particular holder. Prospective holders should consult their own tax advisors with respect to the income tax consequences of investing in Common Shares, based on the holder’s particular circumstances.

The following summary is relevant to a holder of Common Shares (a “Canadian Holder”) who is, for the purposes of the Tax Act and any applicable income tax treaty or convention entered into by Canada, resident or deemed to be resident in Canada.

Acquisition of common shares

The adjusted cost base to a Canadian Holder of the Common Shares acquired pursuant to this prospectus supplement will be determined by averaging the cost of the Common Shares so acquired with the adjusted cost base to the Canadian Holder of any other common shares of the Company that are held by the Canadian Holder at the time of acquisition.

Dividends on common shares

A Canadian Holder that is an individual will be required to include in computing the holder’s income for a taxation year any taxable dividends received or deemed to be received on the Common Shares. Such taxable

Certain income tax considerations for Canadian holders

dividends will be subject to the gross-up and dividend tax credit rules in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividend designated as an “eligible dividend” by us. There may be limitations on our ability to designate dividends as eligible dividends.

A Canadian Holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income. This tax will be refunded to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of common shares

In general, a Canadian Holder of a Common Share will realize a capital gain (or capital loss) on a disposition, or a deemed disposition of such Common Share, equal to the amount by which the proceeds of disposition of the Common Share, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the holder.

A Canadian Holder will be required to include in income one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year of a disposition of the Common Shares and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of a disposition, the three preceding years or any subsequent year, to the extent and under the circumstances described in the Tax Act.

In general, in the case of a Canadian Holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon, or deemed received thereon, to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its “aggregate investment income”, as defined in the Tax Act, for the year which is defined to include taxable capital gains. Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Price range and trading volume

Our common shares are listed for trading on the TSX and Nasdaq under the trading symbols “SSO” and “SSRI”, respectively. The following tables set out the market price range and trading volumes of our common shares on the TSX and Nasdaq for the periods indicated.

Toronto Stock Exchange
(prices in Canadian dollars)

Year		High	Low	Volume

		($)	($)	(no. of shares)

2009	February 1-23	25.80	22.86	2,292,200
	January	25.68	18.33	3,021,000

2008	December	19.94	9.88	2,319,000
	November	13.25	8.37	2,460,500
	October	18.92	6.87	3,133,400
	September	25.93	15.48	7,223,100
	August	29.80	25.08	1,765,400
	July	31.54	27.19	2,215,700
	June	31.23	27.24	1,696,700
	May	31.25	25.00	17,600,800
	April	32.65	24.77	2,717,900
	March	38.38	30.04	3,732,200
	February	37.86	31.60	3,828,900
	January	40.30	30.90	3,884,500

On February 23, 2009, the closing price of our common shares on the TSX was $23.67 per share.

Nasdaq Global Market
(prices in U.S. dollars)

Year		High	Low	Volume

		(US$)	(US$)	(no. of shares)

2009	February 1-23	21.17	18.30	16,944,200
	January	21.00	14.53	28,230,600

2008	December	16.38	7.61	20,338,400
	November	11.38	6.51	21,356,200
	October	17.85	5.35	31,931,700
	September	24.24	14.40	32,526,300
	August	28.90	23.56	14,111,800
	July	31.49	26.65	15,046,800
	June	30.68	26.91	10,797,400
	May	31.71	24.43	13,084,200
	April	32.35	24.60	16,170,900
	March	38.78	29.32	23,054,800
	February	38.81	31.52	21,699,800
	January	40.72	29.79	20,719,700

On February 23, 2009, the closing price of our common shares on Nasdaq was US$18.82 per share.

Underwriting

We are offering the Common Shares through the Underwriters named below. UBS Securities Canada Inc. is the sole book-running manager of this Offering. We have entered into an underwriting agreement with the Underwriters. Subject to the terms and conditions of the underwriting agreement, each of the Underwriters has severally agreed to purchase the number of Common Shares listed next to its name in the following table:

Number of
Underwriters	Common Shares

UBS Securities Canada Inc.	2,203,490
Deutsche Bank Securities Inc.	579,870
Credit Suisse Securities (USA) LLC	463,790
Dahlman Rose & Co., LLC	463,790
Morgan Stanley & Co. Incorporated	463,790
Scotia Capital Inc.	347,710
Blackmont Capital Inc.	231,890
GMP Securities L.P.	231,890
National Bank Financial Inc.	231,890
Salman Partners Inc.	231,890

Total	5,450,000

The underwriting agreement provides that the Underwriters must buy all of the Common Shares if they buy any of them. However, the Underwriters are not required to take or pay for the Common Shares covered by the Over-Allotment Option described below.

Our Common Shares are offered subject to a number of conditions, including:

➢	receipt and acceptance of our Common Shares by the Underwriters;

➢	approval of legal matters by their counsel, including the validity of the Common Shares;

➢	the Underwriters’ right to reject orders in whole or in part; and

➢	other conditions contained in the underwriting agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions.

The obligations of the Underwriters may be terminated upon the occurrence of the events specified in the underwriting agreement. In connection with this Offering, certain of the Underwriters or securities dealers may distribute prospectuses electronically.

This Offering is being made concurrently in all of the provinces of Canada, except Québec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Common Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable.

OVER-ALLOTMENT OPTION

We have granted the Underwriters an Over-Allotment Option to buy up to 817,500 additional Common Shares. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this Offering. The Underwriters have 30 days from the closing of this Offering to exercise this option. If the Underwriters exercise this option, they will each purchase additional Common Shares approximately in proportion to the amounts specified in the table above. Under applicable Canadian securities laws, this prospectus supplement and the accompanying prospectus also qualify the grant of the Over-Allotment Option and the distribution of the additional Common Shares issuable on exercise of the Over-Allotment Option.

Underwriting

COMMISSIONS

Common Shares sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any Common Shares sold by the Underwriters to securities dealers may be sold at a discount of up to US$0.41 per Common Share from the public offering price. Any of these securities dealers may resell any Common Shares purchased from the Underwriters to other brokers or dealers at a discount of up to US$0.10 per Common Share from the public offering price. Sales of Common Shares made outside of the United States may be made by affiliates of the Underwriters. If all of the Common Shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the Underwriters will be obligated to purchase the Common Shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per Common Share and total underwriting commission we will pay to the Underwriters, assuming both no exercise and full exercise of the Over-Allotment Option:

	Over-Allotment		Over-Allotment
	Option not exercised		Option fully exercised

Per Common Share	US$	0.85	US$	0.85
Total	US$	4,632,500	US$	5,327,375

We estimate that the total expenses of this Offering payable by us, not including the underwriting commissions, will be approximately US$900,000.

NO SALES OF SIMILAR SECURITIES

We and our officers and directors have agreed that, other than with regard to certain options that may be exercised by our officers and directors and sales of common shares purchased in the open market after the date of this prospectus supplement by our officers and directors, and certain shares that may be issued by us in connection with the acquisition of property interests, for a period of 90 days from the date of the underwriting agreement we and they will not, without the prior written consent of UBS Securities Canada Inc., directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of our common shares or any securities convertible into or exchangeable for our common shares, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any of our common shares or any securities convertible into or exchangeable for our common shares (in each case within the meaning of Section 16 of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our common shares or any securities convertible into or exchangeable for our common shares.

INDEMNIFICATION AND CONTRIBUTION

We have agreed in the underwriting agreement to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

NASDAQ GLOBAL MARKET AND TORONTO STOCK EXCHANGE LISTINGS

We have applied to list the Common Shares on the TSX under the symbol “SSO.” Any such listing will be subject to the approval of the TSX and any such approval would not be given unless we fulfill all of the requirements of the TSX on or before May 22, 2009. The Common Shares will be listed on Nasdaq, subject to our fulfilling and the listing requirements of Nasdaq.

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In order to facilitate this Offering of Common Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common shares in accordance with Regulation M under the U.S. Exchange Act.

The Underwriters may over-allot Common Shares in connection with this Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of shares than they are committed to purchase in this Offering. To cover these short sales positions or to stabilize the market price of our common shares, the Underwriters may bid for, and purchase, common shares in the open market. These transactions may be effected on Nasdaq, the TSX or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common shares may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of common shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the common shares is for the purpose of maintaining a fair and orderly market in the common shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

AFFILIATIONS

From time to time, the Underwriters and/or their affiliates may in the future engage in, investment banking, and other commercial dealings in the ordinary course of business with us for which they would expect to receive, customary fees and commissions.

Copies of this prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, the Common Shares may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive,

Underwriting

except that, with effect from and including the Relevant Implementation Date, the Common Shares may be offered to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression “offered to the public” in relation to the Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State. The EEA selling restriction is in addition to any other selling restrictions set out below.

UNITED KINGDOM

Each Underwriter may only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to us. This prospectus supplement and the accompanying prospectus is only directed at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this prospectus supplement and the accompanying prospectus relates may be made available only to, and may be engaged only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above).

SWITZERLAND

The Common Shares may not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland and neither this prospectus supplement and the accompanying prospectus nor any other solicitation for investments in the Common Shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus supplement and the accompanying prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. This prospectus supplement and the accompanying prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. The Common Shares will not be listed on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement and the accompanying prospectus may not comply with the information required under the relevant listing rules. The Common Shares offered hereby have not been registered with the Swiss Federal Banking Commission and have not been authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the Common Shares.

Legal matters

Certain legal matters related to the Common Shares offered pursuant to this prospectus supplement and the accompanying prospectus will be passed upon on our behalf by Lawson Lundell LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters, and for the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. At the date of this prospectus supplement, the partners and associates of Lawson Lundell LLP beneficially own less than 1% of our outstanding securities. At the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP beneficially own less than 1% of our outstanding securities.

Documents incorporated by reference

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying prospectus, and reference should be made to the accompanying prospectus for full particulars thereof.

The following documents, which have been filed by us with the securities commissions or similar authorities in Canada, are also specifically incorporated by reference in, and form an integral part of, the accompanying prospectus, as supplemented by this prospectus supplement:

(a)	amended annual information form, dated March 31, 2008, for the year ended December 31, 2007, which is our amended annual report on Form 20-F/A;

(b)	amended audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors’ report thereon;

(c)	amended management’s discussion and analysis for the year ended December 31, 2007;

(d)	management information circular, dated April 9, 2008, prepared in connection with our annual and special meeting of shareholders held on May 14, 2008 (excluding those portions under the headings “Executive Compensation — Composition of Compensation Committee”, “Executive Compensation — Report on Executive Compensation” and “Executive Compensation — Performance Graph”);

(e)	amended unaudited interim consolidated financial statements for the nine months ended September 30, 2008, together with the notes thereto;

(f)	management’s discussion and analysis for the nine months ended September 30, 2008;

(g)	material change report, dated January 11, 2008, announcing that diamond drilling at the Snowfield Project had identified a new copper-gold zone;

(h)	material change report, dated February 20, 2008, announcing a proposed offering of approximately US$120,000,000 aggregate principal amount of convertible senior notes due 2028;

(i)	material change report, dated February 22, 2008, announcing the pricing of the previously announced offering of approximately US$120,000,000 aggregate principal amount of convertible senior notes due March 1, 2028;

(j)	material change report, dated February 28, 2008, announcing the closing of the offering of US$138,000,000 aggregate principal amount of 4.5% unsecured convertible notes due March 1, 2028;

(k)	material change report, dated March 7, 2008, announcing that fourth quarter 2007 and annual 2007 financial results were to be issued on March 10, 2008;

(l)	material change report, dated March 10, 2008, announcing our fourth quarter 2007 and annual 2007 financial results;

(m)	material change report, dated March 11, 2008, announcing increase in measured and indicated gold resources at the Snowfield gold-copper project to 3.1 million ounces;

(n)	material change report, dated May 9, 2008, announcing that our San Luis joint venture with Esperanza Silver Corporation received the necessary permits to begin surface drilling at the San Luis Project;

(o)	material change report, dated May 14, 2008, announcing an increase in proven and probable silver, tin and zinc reserves at our Pirquitas Project;

(p)	material change report, dated May 15, 2008, announcing that first quarter 2008 financial results were to be issued on May 15, 2008;

Documents incorporated by reference

(q)	material change report, dated May 15, 2008, announcing our first quarter 2008 financial results and providing an update on our principal projects;

(r)	material change report, dated May 15, 2008, announcing that Peter Tomsett was appointed as Chairman of the Board of Directors;

(s)	material change report, dated July 16, 2008, announcing infill drilling results at our Pitarrilla Project;

(t)	material change report, dated July 17, 2008, announcing the sale of the Shafter Project to Aurcana Corporation;

(u)	material change report, dated July 28, 2008, announcing that second quarter 2008 financial results were to be issued on August 7, 2008;

(v)	material change report, dated August 7, 2008, announcing our second quarter 2008 financial results and providing an update on our principal projects;

(w)	material change report, dated August 7, 2008, announcing the addition of three new directors to our Board of Directors and the retirement of Mr. William Meyer from our Board of Directors;

(x)	material change report, dated August 25, 2008, announcing an increase in measured and indicated silver resources at the Pitarrilla Project of 42.6 million ounces, and an increase in total silver resources of 9.5% at the Pitarrilla Project;

(y)	material change report, dated October 22, 2008, announcing that diamond drilling at our Snowfield Project outlined a new gold-copper zone;

(z)	material change report, dated October 28, 2008, announcing that third quarter 2008 financial results were to be issued on November 5, 2008;

(aa)	material change report, dated November 5, 2008, announcing our third quarter 2008 financial results and providing an update on our principal projects;

(bb)	material change report, dated December 3, 2008, announcing an increase in measured and indicated gold resources at the San Luis Project by 31%;

(cc)	material change report, dated December 3, 2008, announcing results of drilling at our Snowfield Project;

(dd)	material change report, dated December 11, 2008, announcing diamond drilling results at our Maverick Springs joint venture;

(ee)	material change report, dated February 3, 2009, announcing an increase in gold resources at our Snowfield Project to 4.4 million ounces of measured and indicated resources and 14.3 million ounces of inferred resources;

(ff)	material change report, dated February 11, 2009, announcing the filing of our preliminary short form base shelf prospectus and the corresponding registration statement;

(gg)	material change report, dated February 11, 2009, announcing that Geologix Explorations Inc. has elected not to exercise its option to acquire a 100% interest in our San Agustin property;

(hh)	material change report, dated February 18, 2009, announcing an update on the status of our Pirquitas Project, including a revised estimate of the cost to complete the construction of our Pirquitas Project of US$230 million;

(ii)	material change report, dated February 19, 2009, announcing the filing of our final short form base shelf prospectus and the corresponding amended registration statement;

(jj)	material change report, dated February 23, 2009, announcing the filing of a preliminary prospectus supplement and a similar filing with the SEC; and

(kk)	material change report, dated February 24, 2009, announcing the pricing of the Offering and the aggregate gross proceeds of the Offering having increased to approximately US$92.6 million.

Any document of the types referred to in the preceding paragraph (excluding confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions that are filed by us with a securities commission or similar authority in Canada after the date of this prospectus supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference in the accompanying prospectus.

Documents incorporated by reference

In addition, any document filed by us with the SEC or furnished to the SEC on Form 6-K after the date of this prospectus supplement shall be deemed to be incorporated by reference into the accompanying prospectus if, and to the extent, so provided.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference therein shall be deemed to be modified or superseded for purposes of this Offering to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the accompanying prospectus, except as so modified or superseded.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of the accompanying prospectus, the previous annual information form, the previous annual financial statements and all interim statements, material change reports and information circulars and all prospectus supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into the accompanying prospectus for purposes of future offers and sales of Common Shares under the accompanying prospectus.

Documents filed as part of the registration statement

In addition to the documents specified in the accompanying prospectus under the heading “Documents Filed as Part of the Registration Statement”, the underwriting agreement described under the heading “Underwriting” has been or will be filed with the SEC as part of the registration statement to which this prospectus supplement relates.

Additional information

We have filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This prospectus supplement and the accompanying prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the accompanying prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

Additional information

You may read any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities under our profile on the SEDAR website at www.sedar.com.

Enforceability of civil liabilities

We are a company organized and existing under the Business Corporations Act (British Columbia). Many of our directors and officers, and some of the experts named in this prospectus supplement and the accompanying prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

Our Canadian counsel, Lawson Lundell LLP, advised us that a final judgment for a definite sum of money (“final monetary judgment”) of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the final monetary judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court. Lawson Lundell LLP has also advised us that a Canadian court is much less likely to enforce a non-monetary judgment of a United States court. Lawson Lundell LLP has also advised us that a final monetary judgment of a United States court in favour of a governmental claimant, including a government agency, will not be enforceable in Canada if it is characterized as a judgment enforcing penal, revenue or public laws (which may include securities laws). Lawson Lundell LLP has advised us that there is substantial doubt whether a Canadian court would take jurisdiction over a lawsuit brought in the first instance by claimants domiciled or resident in other jurisdictions in which such claimants are asserting liability of Canadian defendants based solely upon United States federal securities laws and alleged breach or breaches of those laws in the United States.

DATED FEBRUARY 18, 2009

SHORT FORM BASE SHELF PROSPECTUS

SILVER STANDARD RESOURCES INC.

US$150,000,000

Common Shares

Silver Standard Resources Inc. (“Silver Standard” or the “Company”) may offer for sale, from time to time, common shares (“Common Shares”) up to an aggregate initial offering price of US$150,000,000 (or its equivalent in Canadian dollars) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Common Shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

The specific terms of the Common Shares in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the number of Common Shares offered, the offering price and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Common Shares that are not within the alternatives and parameters set forth in this Prospectus.

Investing in the Common Shares involves significant risks. You should carefully read the “Risk Factors” section beginning on page 10 of this Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Common Shares.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement to which this Prospectus relates may be residents of Canada, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the Common Shares offered hereby, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Common Shares to which the Prospectus Supplement pertains.

We may offer and sell Common Shares to or through underwriters or dealers, directly to one or more other purchasers, or through agents, pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to a particular offering of Common Shares will identify each underwriter, dealer or agent engaged in connection with the offering and sale of Common Shares, to the extent applicable, and will set forth the plan of distribution for such Common Shares, including the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

In connection with any offering of the Common Shares (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “SSO” and on the Nasdaq Global Market (“Nasdaq”) under the symbol “SSRI”. On February 17, 2009, the closing price of the common shares on the TSX and Nasdaq was $25.46 and US$19.90, respectively.

TABLE OF CONTENTS

CAUTIONARY NOTE TO UNITED STATES INVESTORS	3
NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
EXCHANGE RATE INFORMATION	5
THE COMPANY	5
RECENT DEVELOPMENTS	6
MANAGEMENT AND BOARD OF DIRECTORS	8
RISK FACTORS	10
USE OF PROCEEDS	19
CAPITALIZATION	19
PRIOR SALES	19
PRICE RANGE AND TRADING VOLUME	20
DIVIDEND POLICY	20
SELECTED CONSOLIDATED FINANCIAL DATA	21
DESCRIPTION OF SHARE CAPITAL	21
CERTAIN INCOME TAX CONSIDERATIONS	22
PLAN OF DISTRIBUTION	22
LEGAL MATTERS	23
TRANSFER AGENT AND REGISTRAR	23
INTEREST OF EXPERTS	23
DOCUMENTS INCORPORATED BY REFERENCE	24
ADDITIONAL INFORMATION	26
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	26
ENFORCEABILITY OF CIVIL LIABILITIES	27

You should rely only on the information contained or incorporated by reference in this Prospectus or any Prospectus Supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us”, the “Company” and “Silver Standard” refer to Silver Standard Resources Inc., and unless the context otherwise requires, our subsidiaries and their respective predecessors in interest. Unless otherwise noted, geographic distances referred to in this Prospectus are point-to-point measurements.

See “Glossary of Geological Terms — Definitions and Abbreviations” in our amended annual information form dated March 31, 2008, for the year ended December 31, 2007, which is our amended annual report on Form 20-F/A filed on SEDAR on February 9, 2009 and with the SEC on February 10, 2009 (“Form 20-F/A”) and is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

Market data and certain industry forecasts used in this Prospectus or any Prospectus Supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus Supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. We have not independently verified this information and do not make any representation as to the accuracy of this information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this Prospectus, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus, or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus or any Prospectus Supplement, and the selected financial data derived therefrom included in this Prospectus or any Prospectus Supplement, are presented in Canadian dollars. In this Prospectus or any Prospectus Supplement, references to “C$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. See “Exchange Rate Information”.

The financial statements incorporated by reference in this Prospectus or any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus or any Prospectus Supplement, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and so these financial statements are not comparable to the financial statements of U.S. companies. Note 18 to the audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006 incorporated by reference in this Prospectus describes the effect of differences between Canadian GAAP and U.S. GAAP in such financial statements in accordance with Item 18 of Form 20-F. Note 14 to the unaudited interim consolidated financial statements for the nine months ended September 30, 2008 incorporated by reference in this Prospectus describes the effect of differences between Canadian GAAP and U.S. GAAP in such financial statements in accordance with Item 18 of Form 20-F. See “Documents Incorporated by Reference”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration and development activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	uncertainty of production at our mineral exploration properties;

•	risks and uncertainties associated with new mining operations;

•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

•	recent market events and conditions;

•	risks related to general economic conditions;

•	our history of losses and expectation of future losses;

•	risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;

•	differences in U.S. and Canadian practices for reporting mineral resources and reserves;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

•	commodity price fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to delay or failure to obtain required permits, or non-compliance;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	risks related to reclamation activities on our properties;

•	uncertainties related to title to our mineral properties;

•	risks related to political instability and unexpected regulatory change;

•	our ability to successfully acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	our ability to maintain adequate internal control over financial reporting; and

•	our classification as a “passive foreign investment company” under the U.S. Internal Revenue Code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus and any Prospectus Supplement under the heading “Risk Factors” and elsewhere in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar at the end of such period and the highest, lowest and average (based on the exchange rate on the last day of each month during such period) exchange rates for such period (such rates, which are expressed in Canadian dollars are based on the noon buying rate for U.S. dollars reported by the Bank of Canada).

	Year ended			Nine months ended
	December 31,			September 30,
	2006	2007	2008	2007	2008

Rate at the end of period	$1.1653	$0.9981	$1.2246	$0.9963	$1.0599
Average rate during period	$1.1342	$1.0748	$1.0020	$1.1049	$1.0184
Highest rate during period	$1.1726	$1.1853	$1.2969	$1.1853	$1.0796
Lowest rate during period	$1.0990	$0.9170	$0.9719	$0.9963	$0.9719

On February 18, 2009, the noon buying rate reported by the Bank of Canada was US$1.00 per $1.2596.

THE COMPANY

We are a silver resource company that, since 1994, has assembled a portfolio of silver-dominant projects, which are located in seven countries in the Americas and Australia. We are now focused on advancing our principal projects to commercial production. In the aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company. Certain of our projects also contain significant gold resources.

We are focused on our five principal projects: the Pirquitas Project, the San Luis Project, the Pitarrilla Project, the Diablillos Project and the Snowfield Project. For the purposes of NI 43-101, our only material property is the Pirquitas Project.

In addition to our five principal projects, we hold a geographically-diverse portfolio of other predominantly silver projects in various stages of exploration.

Detailed information regarding us, our operations and our properties can be found in the Form 20-F/A and the other documents incorporated herein by reference. See “Documents Incorporated by Reference”.

Our Strengths

We are well-positioned to build shareholder value through our strengths:

•	We have demonstrated an ability to consistently increase our silver resources in a disciplined manner.

•	We have significant exposure to silver.

•	We are scheduled to commence silver production at the Pirquitas Project in 2009 followed by our other development projects, subject to receiving positive feasibility studies.

•	We have a geographically-diverse project portfolio in the Americas and Australia.

•	Our management has proven exploration, development and operating expertise, and we have an experienced Board of Directors.

Our Strategy

In 1993, we identified an imbalance in the silver market where demand exceeded mine and scrap supply. As a result, we decided to focus our activities on the exploration for, and acquisition of, silver-dominant projects. Our strategy has been to discover and acquire silver-dominant projects at times when lower metal prices prevailed in order to position us to benefit from silver price increases. Since then, we have grown our silver resource base thirty-fold through opportunistic acquisition and exploration activities and by expanding resources on individual projects through additional drilling.

Our primary focus is to take advantage of the current metal price environment by advancing our five principal projects towards commercial production. We may also opportunistically monetize some of our assets.

RECENT DEVELOPMENTS

Changes to the Board of Directors

William Meyer resigned from the Board of Directors effective August 7, 2008. On the same date, Michael Anglin, Richard Campbell and Richard Paterson were appointed to the Board of Directors.

Michael Anglin commenced his career as a mining engineer in 1977 and joined BHP Billiton (“BHP”) in 1986. At BHP, Mr. Anglin held a number of senior managerial positions in South America and Australia, with his most recent role as Vice President of the Base Metals Group based out of Santiago, Chile.

Richard Campbell obtained a degree in geology in 1969 from Glasgow University. Mr. Campbell joined British Petroleum Company (“BP”) in 1969 and spent 32 years with BP before retiring in 2001. During his time with BP, Mr. Campbell held management positions in various geographic regions, including the Mideast, Africa, South America, the North Sea and North America. Prior to his retirement from BP, Mr. Campbell served as the President of BP Alaska.

Richard Paterson graduated from Concordia University in Montreal, and commenced his career as an auditor with Coopers & Lybrand. After leaving Coopers & Lybrand, Mr. Paterson spent four years as the Chief Financial Officer of a subsidiary of Genstar Corporation, and then served as the Senior Vice President and Chief Financial Officer of Genstar Corporation. In 1988, Mr. Paterson became the Managing Director of Genstar Capital, a middle market private equity firm specializing in leveraged buyouts. Mr. Paterson has also served on the boards of a number of other New York Stock Exchange (“NYSE”), TSX and Nasdaq listed companies.

Sale of the Shafter Silver Project

On July 17, 2008, we announced the completion of the sale of our 100% interest in the Shafter Silver Project to Aurcana Corporation (“Aurcana”), for aggregate consideration of $42.6 million, comprised of $23 million in cash, 15 million common shares of Aurcana (at a deemed value of $0.64 per common share) and a $10 million convertible debenture. The convertible debenture bears interest at a rate of 3% per annum, and is convertible into 6.6 million common shares of Aurcana at a conversion rate of $1.515 per common share. On February 17, 2009, the closing price of the common shares of Aurcana on the TSX Venture Exchange was $0.14.

Issuance of US$138 Million Convertible Notes

On February 27, 2008, we completed an offering of US$138 million aggregate principal amount of 4.5% unsecured convertible senior notes due March 1, 2028 (the “Convertible Notes”). The overallotment option granted to the underwriters was exercised in full and the net proceeds from the offering were approximately US$134 million. Part of the net proceeds of the offering were used to finance a portion of the development costs of the Pirquitas Project and the balance of the net proceeds were used for the exploration of our other properties, for working capital and for general corporate purposes.

The Convertible Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) during specified consecutive trading periods after the calendar quarter ended March 31, 2008, the market price of our common shares exceeds 130% of the conversion price of the Convertible Notes, (ii) the average trading price per US$1,000 principal amount of the Convertible Notes falls to 97% or less of the amount equal to our then prevailing common share price multiplied by the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions, including a change of control, certain amalgamations, mergers or other transactions involving Silver Standard or our common shares ceasing to be listed for trading on a U.S. national securities market or (v) during specified periods in early 2013 and 2028.

On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or at our election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, in certain circumstances, including where we make certain distributions or are involved in certain amalgamations, mergers or other transactions, holders of Convertible Notes may be entitled to increase the conversion rate. The Convertible Notes will be convertible at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Convertible Notes converted, representing an initial conversion price of approximately US$43.33 per common share.

Holders of the Convertible Notes have the right to require us to repurchase all or part of their Convertible Notes on March 1 of each of 2013, 2018 and 2023, and upon the occurrence of a change of control or our common shares ceasing to be listed for trading on a U.S. national securities market. The repurchase price will be equal to 100% of the principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest to the day prior to the repurchase date. On or after March 5, 2013, we may redeem all or part of the Convertible Notes for cash at a redemption price equal to 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest to the day prior to the redemption date. We may also redeem the Convertible Notes upon the occurrence of certain changes to the laws governing Canadian withholding taxes.

Asset-Backed Commercial Paper Investments

As at September 30, 2008, we had $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”). At the dates at which we acquired the investments, the non-bank sponsored ABCP were rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

At December 31, 2007, based on the limited data then available, we estimated the fair value of our ABCP investments to be $45,102,000, and accordingly recorded an impairment of $12,000,000. In March 2008, the Pan-Canadian Investors Committee (the “Committee”) formed to restructure affected ABCP trusts announced the details of their proposal to restructure such trusts. In the first quarter of 2008, we reassessed the estimated fair value of our ABCP investments to be $26,700,000, and accordingly recorded an additional impairment of $18,402,000. We determined the estimated fair value based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in a report issued by J.P. Morgan, dated March 14, 2008, to the Committee (the “J.P. Morgan Report”). The fair value that we determined for our ABCP investments approximates the values contained in the J.P. Morgan Report.

The restructuring plan proposed by the Committee, as approved pursuant to the Companies’ Creditors Arrangement Act (Canada), includes the creation of three master asset vehicles that will each issue five different series of notes (the “Restructuring Plan”). Class A-1 Notes will be the senior notes, with the other series of notes subordinated to them. Class A-1 Notes are expected to receive A ratings, have maturities ranging from 6 to 8 years and a coupon rate of Banker’s Acceptance Rate less 0.5%. Class A-2 Notes will be senior to Class B, Class C and IA Tracking Notes, are expected to receive A ratings and have a maturity of 8 years and a coupon rate of Banker’s Acceptance Rate less 0.5%. Class B Notes will be senior to Class C and IA Tracking Notes, will not be rated, and are expected to have a maturity of 8 years and a coupon rate of Banker’s Acceptance Rate less 0.5%. Class C Notes will be senior to IA Tracking Notes, will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%. IA Tracking Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.

On January 21, 2009, the Committee announced that the Restructuring Plan had been fully implemented. Based on the Restructuring Plan, our ABCP investments were replaced with $50,093,000 of Class A-1 and Class A-2 Notes, $2,376,000 of Class B Notes, $1,622,000 of Class C Notes and $3,049,000 of IA Tracking Notes.

There is currently no certainty regarding the outcome of ABCP investments and therefore the fair value reported by us may change materially in subsequent periods.

In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments. There can be no assurance that the outcome of this litigation will be favorable to us.

MANAGEMENT AND BOARD OF DIRECTORS

The following is a brief description of the principal business activities and experience of our senior management and directors:

Robert A. Quartermain

Mr. Quartermain is our President and Chief Executive Officer and our only non-independent director. He is responsible for our day-to-day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Quartermain has served as our President and the Chief Executive Officer since January 1985. Mr. Quartermain graduated in 1977 from the University of New Brunswick with a Bachelor of Science degree in geology and from Queen’s University in 1981 with a Master of Science degree in mineral exploration. Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Joseph J. Ovsenek

Mr. Ovsenek has served as our Senior Vice President, Corporate since February 2003. Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

George N. Paspalas

Mr. Paspalas has served as our Senior Vice President, Operations since June 2007. Before joining Silver Standard, Mr. Paspalas held management positions with Placer Dome Inc., most recently as Senior Vice President Projects — Technical Development and previously as President and Chief Executive Officer of Placer Dome Africa. He has worked for over 20 years in the resource industry in management, technical and operational roles. His regional experience includes North and South America, South East Asia, the Pacific Rim, Africa, Europe and Japan. He earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Kenneth C. McNaughton

Mr. McNaughton has served as our Vice President, Exploration since July 1991. Before joining Silver Standard, Mr. McNaughton worked as a contract engineer for Oretech Engineering, Inc. and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate, Mascot Gold Mines Ltd., as a project geologist and engineer for projects in British Columbia. Mr. McNaughton earned a Bachelor of Applied Science degree and Master of Applied Science degree in Geological Engineering in 1981 and 1983, respectively, from the University of Windsor, and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. McNaughton is a director of Minco Silver Corporation.

Tom S. Q. Yip

Mr. Yip has served as our Vice President, Finance and Chief Financial Officer since July 2007. Prior to joining Silver Standard, Mr. Yip held the position of Vice-President and Chief Financial Officer at Asarco, LLC. He also worked for 20 years at Echo Bay Mines Ltd. and served as its Vice-President, Finance and Chief Financial Officer before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a chartered accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Peter W. Tomsett

Mr. Tomsett is the Chair of our Board. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer Dome Inc., most recently serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation. Mr. Tomsett is also Chairman of Equinox Minerals Limited and a director of North American Energy Partners Inc.

A. E. Michael Anglin

Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and later attained a Master of Science degree from the Imperial College in

London in 1985. Mr. Anglin spent 22 years with BHP, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

John R. Brodie, FCA

Mr. Brodie is our audit committee financial expert and Chair of our Audit Committee. Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession. Mr. Brodie is also a director of Western Canadian Coal Corp., Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Copper Belt Resources Ltd. and Pacific Safety Products.

Richard C. Campbell, MBE

Mr. Campbell is the Chair of our Safety and Sustainability Committee. Mr. Campbell graduated with a Bachelor of Science (Honours) degree in Geology from Glasgow University in 1969. He spent the following 32 years with BP, most recently serving as President of BP Alaska before retiring in 2001. Mr. Campbell was awarded membership of the Order of British Empire (MBE) by Queen Elizabeth II in 1994 for his contribution to British commercial interests in Colombia while serving as President of BP in Colombia.

R.E. Gordon Davis

Mr. Davis is Chair of our Corporate Governance and Nominating Committee. Mr. Davis was a director and senior executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation, from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies, including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been a director of Canplats Resources Corporation (“Canplats”) since October 1999, the President of Canplats from March 2000 to December 2007 and Chairman and Chief Executive Officer of Canplats since December 2007. Mr. Davis also serves as a director of Pacific Ridge Exploration Ltd. Mr. Davis graduated with a Bachelor of Applied Science degree in Geological Engineering in 1962 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

David L. Johnston

Mr. Johnston is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at several major Canadian mining companies. Prior to his election to our Board, Mr. Johnston was president and general manager from 1996 to 1999 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals, and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories. Mr. Johnston is also a director of Copper Canyon Resources Ltd. and Eagle Plains Resources Ltd. Mr. Johnston graduated with a Bachelor of Applied Science degree in Mining Engineering in 1963 and a Master of Science degree in Mineral Engineering in 1969.

Richard D. Paterson

Mr. Paterson is the Chair of our Compensation Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting. During the last 10 years, two companies of which Mr. Paterson is a director, or was a director at the time, have become subject to bankruptcy proceedings under the U.S. Bankruptcy Code.

RISK FACTORS

Investing in our Common Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to us, or our business, property or financial results, each of which could cause you to lose part or all of your investment. You should carefully consider the following risk factors along with the other matters included or incorporated by reference in this Prospectus or any Prospectus Supplement.

Risks Related to our Business and our Industry

The Pirquitas Project is our only mineral property under development and we may not be able to successfully establish mining operations.

The Pirquitas Project is our only mineral property currently under development. The development of the Pirquitas Project and the future development of any other properties found to be economically feasible and approved by our board of directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development for the Pirquitas Project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and, as a result, may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the Pirquitas Project or any of our other mineral properties.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a development stage company and have no revenue from operations and no ongoing mining operations of any kind. Other than the Pirquitas Project, all of our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties and we will be required to acquire additional properties.

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for metal prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources. We had cash and cash equivalents of $145 million and marketable securities of $16.1 million as of September 30, 2008. Since such date, we have expended funds on, among other things, the advancement of the Pirquitas Project at a rate reflecting its advanced development stage and consistent with the announced estimated capital costs of US$230 million to complete construction of the project. We do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means. In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas Project and generate operating revenue or obtain additional external financing. Any unexpected costs, problems or delays in the start-up of the Pirquitas Project, or any delay in the commencement of mineral production from the Pirquitas Project, could severely impact our ability to continue our exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, one or more of our principal properties.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

Recent market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence, have deteriorated. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth and profitability.

The recent unprecedented events in global financial markets have had a profound impact on the global economy, which is now acknowledged to be in recession. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•	the volatility of silver and gold prices would impact our revenues, profits, losses and cash flow;

•	continued recessionary pressures could adversely impact demand for our production;

•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

These factors could have a material adverse effect on our financial condition and results of operations.

We have a history of losses and may continue to incur losses for the foreseeable future.

While we recorded earnings of $6.9 million for the nine-month period ended September 30, 2008, primarily as a result of the sale of our Shafter Silver Project, we have a history of losses, including a loss of $35.2 million for the year ended December 31, 2007.

We expect to continue to incur losses unless and until such time as the Pirquitas Project enters into commercial production and then generates sufficient revenues to fund continuing operations. The development of the Pirquitas Project and any other mineral property will require the commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

An event of default under our Convertible Notes may significantly reduce our liquidity and adversely affect our business.

Under the indenture governing the Convertible Notes, we made various covenants to the trustees on behalf of the holders of the Convertible Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Convertible Notes.

If there is an event of default under the Convertible Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, we could lose our properties, including the Pirquitas Project, and our shareholders could lose their entire investment.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to the SEC reporting and disclosure requirements, as we report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources”

as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus or any applicable Prospectus Supplement, or in any document incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot provide assurance that:

•	reserve, resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin, zinc, lead and copper may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	labor disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems; and

•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We are subject to significant governmental regulations.

Our exploration activities are, and the development of the Pirquitas Project is, subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources;

•	the exploration of mineral properties;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot provide assurance that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration and potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our exploration and potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

The sale of our concentrates will be subject to counterparty and market risks.

We intend to enter into long-term supply arrangements to sell some of the silver, tin and zinc concentrates to be produced at the Pirquitas Project to metal traders or integrated mining and smelting companies. We intend to sell the balance of these concentrates in the spot market. There is no assurance that we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market or we may not have a market for our concentrates. In addition, should any counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

•	political instability and violence;

•	war and civil disturbance;

•	labor unrest;

•	expropriation or nationalization;

•	changing fiscal regimes and uncertain regulatory environments;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	changes to royalty and tax regimes, including the elimination of tax exemptions for mining companies by the Argentinean government;

•	underdeveloped industrial and economic infrastructure; and

•	the unenforceability of contractual rights and judgments.

We cannot provide assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by future fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our future revenue, if any, will be in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the development of the Pirquitas Project, our costs denominated in the currency of Argentina have increased over past levels and we have greater exposure to Argentinean currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars. As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration and producing companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. In particular, we face competition for qualified personnel and equipment for the Pirquitas Project, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of production at the Pirquitas Project to train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, our Vice President, Exploration, Kenneth McNaughton, who serves as a director of Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China). These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives, including Robert Quartermain, the Company’s President and Chief Executive Officer, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas Project and our other activities may have a material adverse effect on our business and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

We documented and tested during our two most recent fiscal years our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Risks Related to our Common Shares

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.

The market price of our common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common Shares to be publicly traded after an offering pursuant to any Prospectus Supplement; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements”.

The market price of our common shares is affected by many other variables, which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common shares since 1955. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares. The payment of future cash dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy”.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of our directors and officers are not citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors and officers obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such U.S. securities laws. See “Enforceability of Civil Liabilities”.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a “PFIC”), which would result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the U.S. Internal Revenue Code, or the percentage of our assets that produce or are held to produce passive income. We were a PFIC in the 2007 taxable year, and we expect we were a PFIC for our 2008 taxable year. We may be a PFIC in 2009 and in some or all subsequent taxable years. If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common shares, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends. The PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our Common Shares. The effect of these rules on a U.S. shareholder’s ownership of Common Shares will be discussed in the relevant offering documents.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Common Shares will be used for development of mineral properties, working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Common Shares.

All expenses relating to an offering of Common Shares and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Common Shares, unless otherwise stated in the applicable Prospectus Supplement.

CAPITALIZATION

Since September 30, 2008, no material changes have occurred to the share and loan capital of the Company on a consolidated basis.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, we have issued the following common shares upon the exercise of stock options:

	Price per	Number of
Date of Issue	Common Share ($)	Common Shares Issued

March 18, 2008	16.73	4,000
July 14, 2008	18.73	5,000
August 27, 2008	16.73	8,000
December 16, 2008	12.85	15,000
December 18, 2008	12.85	15,000
December 19, 2008	12.85	15,000
December 22, 2008	12.85	5,000
January 6, 2009	16.73	5,000
January 27, 2009	14.47	2,000
January 28, 2009	16.73	2,500
February 11, 2009	14.47	2,500
February 11, 2009	16.73	15,500

PRICE RANGE AND TRADING VOLUME

Our common shares are listed for trading on the TSX and Nasdaq under the trading symbols “SSO” and “SSRI”, respectively. The following tables set out the market price range and trading volumes of our common shares on the TSX and Nasdaq for the periods indicated.

Toronto Stock Exchange
(prices in Canadian dollars)

Year		High	Low	Volume
		($)	($)	(no. of shares)

2009	February 1-17	25.89	22.86	1,818,600
	January	25.68	18.33	3,021,000
2008	December	19.94	9.88	2,319,000
	November	13.25	8.37	2,460,500
	October	18.92	6.87	3,133,400
	September	25.93	15.48	7,223,100
	August	29.80	25.08	1,765,400
	July	31.54	27.19	2,215,700
	June	31.23	27.24	1,696,700
	May	31.25	25.00	17,600,800
	April	32.65	24.77	2,717,900
	March	38.38	30.04	3,732,200
	February	37.86	31.60	3,828,900
	January	40.30	30.90	3,884,500

On February 17, 2009, the closing price of our common shares on the TSX was $25.46 per share.

Nasdaq Global Market
(prices in U.S. dollars)

Year		High	Low	Volume
		(US$)	(US$)	(no. of shares)

2009	February 1-17	21.17	18.41	12,512,100
	January	21.00	14.53	28,230,600
2008	December	16.38	7.61	20,338,400
	November	11.38	6.51	21,356,200
	October	17.85	5.35	31,931,700
	September	24.24	14.40	32,526,300
	August	28.90	23.56	14,111,800
	July	31.49	26.65	15,046,800
	June	30.68	26.91	10,797,400
	May	31.71	24.43	13,084,200
	April	32.35	24.60	16,170,900
	March	38.78	29.32	23,054,800
	February	38.81	31.52	21,699,800
	January	40.72	29.79	20,719,700

On February 17, 2009, the closing price of our common shares on Nasdaq was US$19.90 per share.

DIVIDEND POLICY

We have not declared or paid any dividends on our common shares since 1955. We intend to retain our earnings, if any, to finance the growth and development of our business and we do not expect to pay dividends or to make any other distributions in the near future. Our Board of Directors will review this policy from time to time having regard to our financing requirements, financial condition and other factors considered to be relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our audited annual consolidated financial statements and related notes, our unaudited interim consolidated financial statements and related notes, management’s discussion and analysis and other information contained in and incorporated by reference in this Prospectus. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. See “Notice Regarding Presentation of Financial Information”.

The information in the table below is presented in accordance with Canadian GAAP and is expressed in thousands of Canadian dollars except share and per share amounts. Historical results do not necessarily indicate results for any future period.

				Nine months ended(1)
	Year ended December 31,(1)			September 30,
	2005	2006	2007	2007	2008
			(restated)	(restated)

Revenues	Nil	Nil	Nil	Nil	Nil
Earnings (Loss) for period(2)	(5,870)	16,382	(35,223)	(21,053)	6,913
Earnings (Loss) per common share(2) — basic and diluted	(0.11)	0.28	(0.57)	(0.34)	0.11
Total assets	219,288	471,013	498,844	501,991	671,289
Long term obligations	Nil	Nil	Nil	Nil	108,670
Share capital	219,971	442,265	459,888	453,322	462,212
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of common shares	51,849,000	61,646,000	62,569,000	62,303,000	62,705,000

(1)	Certain comparative figures have been restated reflecting the adoption of EIC 172 “Income Statement Presentation of a Tax Loss Carry Forward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income”.

(2)	All of our operations are continuing.

The selected consolidated financial data in the table below is presented in accordance with U.S. GAAP and is expressed in thousands of Canadian dollars except share and per share amounts.

				Nine months ended
	Year ended December 31,			September 30,
	2005	2006	2007	2008

Revenue	Nil	Nil	Nil	Nil
Loss for period(1)	(26,581)	(11,045)	(72,545)	(10,434)
Loss per common share(1) — basic and diluted	(0.51)	(0.19)	(1.17)	(0.17)
Total assets	57,865	296,955	258,058	403,401
Long term obligations	Nil	Nil	Nil	141,226
Share capital	218,773	441,067	458,690	461,014
Cash dividends per common share	Nil	Nil	Nil	Nil
Number of common shares	51,849,000	61,646,000	62,569,000	62,705,000

(1)	All of our operations are continuing.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of unlimited common shares, without par value, of which 62,783,047 common shares were issued and outstanding as at February 17, 2009. In addition, we had 4,988,750 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average price of $26.43 per share, as at February 17, 2009.

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. See “Dividend Policy”.

Any alteration of the rights attached to common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring, holding and disposing of Common Shares.

The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

PLAN OF DISTRIBUTION

General

We may offer and sell the Common Shares: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. The Common Shares offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices. We may only offer and sell the Common Shares pursuant to a Prospectus Supplement during the 25-month period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for the Common Shares being offered thereby will set forth the terms of the offering of such Common Shares, including the name or names of any underwriters, dealers or agents, the purchase price of such Common Shares, the proceeds to us from such sale, any underwriting commissions, fees or discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Common Shares offered thereby.

Sales by Underwriters or Dealers

If underwriters are used in the sale, the Common Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Common Shares will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Common Shares offered by the Prospectus Supplement if any of such Common Shares are purchased. We may agree to pay the underwriters a fee or commission for various services relating to the offering of any Common Shares. Unless otherwise stated in the applicable Prospectus Supplement, any such fee or commission will be paid out of the proceeds from the sale of Common Shares.

If dealers are used, and if so specified in the applicable Prospectus Supplement, we will sell such Common Shares to the dealers as principals. The dealers may then resell such Common Shares to the public at varying prices to be determined by such dealers at the time of resale. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Sales by Agents

The Common Shares may also be sold through agents designated by us. Any agent involved will be named, and any fee or commission payable by us to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise stated in the applicable Prospectus Supplement, any such fee or commission will be paid out of the proceeds from the sale of Common Shares. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Common Shares may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters, dealers or agents would be involved in the offering.

General Information

Underwriters, dealers or agents who participate in the distribution of Common Shares may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Except as set out in a Prospectus Supplement relating to a particular offering of Common Shares, the underwriters or dealers, as the case may be, may overallot or effect transactions intended to fix or stabilize the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered by this Prospectus will be passed upon on our behalf by Lawson Lundell LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Computershare Trust Company, Inc. in Denver, Colorado.

INTEREST OF EXPERTS

None of Lawson Lundell LLP, Mine Development Associates, Inc., Steve Ristorcelli, CPG, Snowden Mining Industry Consultants Inc., Neil R. Burns, M.Sc., P. Geo., Sundance Ventures, C. Stewart Wallis, P. Geo., Scott Wilson Roscoe Postle Associates Inc., Stephen B. Robertson, P. Geo., Eugene Puritch, P.Eng., Antoine Yassa, P.Geo., P&E Mining Consultants Inc., Michael Lechner, P.G., Donald Earnest, B.Sc, P.G., Wayne Ewart, P. Geo., Ph.D., Tracy Armstrong, B.Sc, P. Geo., Fred Brown, CPG, Pr.Sc.Nat.; J. Douglas Blanchflower, Minorex Consulting Ltd., Resource Modeling Inc., Resource Evaluations Inc. and our employees, James A. McCrea, B.Sc., P. Geo., Max Holtby, B.Sc., P.Geo., Kenneth C. McNaughton, M.Sc., P. Eng. and Paul S. MacRae, P. Eng. each being companies, partnerships or persons who have prepared reports or who have been responsible for reporting exploration results relating to our mineral properties, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any associate or affiliate of us.

As at the date hereof, the aforementioned persons, and the directors, officers, partners and employees, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

Neither the aforementioned persons, other than Mr. McCrea, Mr. McNaughton, Mr. Holtby and Mr. MacRae, nor any director, officer or employee, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of us.

Our auditors, PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, report that they are independent from us in accordance with the Rules of Professional Conduct in British Columbia, Canada and with the rules and regulations of the SEC. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 1180 — 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, telephone: (604) 689-3846. These documents are also available through the internet on SEDAR, which can be accessed on line at www.sedar.com.

The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	amended annual information form, dated March 31, 2008, for the year ended December 31, 2007, which is our amended annual report on Form 20-F/A;

(b)	amended audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors’ report thereon;

(c)	amended management’s discussion and analysis for the year ended December 31, 2007;

(d)	management information circular, dated April 9, 2008, prepared in connection with our annual and special meeting of shareholders held on May 14, 2008 (excluding those portions under the headings “Executive Compensation — Composition of Compensation Committee”, “Executive Compensation — Report on Executive Compensation” and “Executive Compensation — Performance Graph”);

(e)	amended unaudited interim consolidated financial statements for the nine months ended September 30, 2008, together with the notes thereto;

(f)	management’s discussion and analysis for the nine months ended September 30, 2008;

(g)	material change report, dated January 11, 2008, announcing that diamond drilling at the Snowfield Project had identified a new copper-gold zone;

(h)	material change report, dated February 20, 2008, announcing a proposed offering of approximately US$120,000,000 aggregate principal amount of convertible senior notes due 2028;

(i)	material change report, dated February 22, 2008, announcing the pricing of the previously announced offering of approximately US$120,000,000 aggregate principal amount of convertible senior notes due March 1, 2028;

(j)	material change report, dated February 28, 2008, announcing the closing of the offering of US$138,000,000 aggregate principal amount of 4.5% unsecured convertible notes due March 1, 2028;

(k)	material change report, dated March 7, 2008, announcing that fourth quarter 2007 and annual 2007 financial results were to be issued on March 10, 2008;

(l)	material change report, dated March 10, 2008, announcing our fourth quarter 2007 and annual 2007 financial results;

(m)	material change report, dated March 11, 2008, announcing increase in measured and indicated gold resources at the Snowfield gold-copper project to 3.1 million ounces;

(n)	material change report, dated May 9, 2008, announcing that our San Luis joint venture with Esperanza Silver Corporation received the necessary permits to begin surface drilling at the San Luis Project;

(o)	material change report, dated May 14, 2008, announcing an increase in proven and probable silver, tin and zinc reserves at our Pirquitas Project;

(p)	material change report, dated May 15, 2008, announcing that first quarter 2008 financial results were to be issued on May 15, 2008;

(q)	material change report, dated May 15, 2008, announcing our first quarter 2008 financial results and providing an update on our principal projects;

(r)	material change report, dated May 15, 2008, announcing that Peter Tomsett was appointed as Chairman of the Board of Directors;

(s)	material change report, dated July 16, 2008, announcing infill drilling results at our Pitarrilla Project;

(t)	material change report, dated July 17, 2008, announcing the sale of the Shafter Project to Aurcana Corporation;

(u)	material change report, dated July 28, 2008, announcing that second quarter 2008 financial results were to be issued on August 7, 2008;

(v)	material change report, dated August 7, 2008, announcing our second quarter 2008 financial results and providing an update on our principal projects;

(w)	material change report, dated August 7, 2008, announcing the addition of three new directors to our Board of Directors and the retirement of Mr. William Meyer from our Board of Directors;

(x)	material change report, dated August 25, 2008, announcing an increase in measured and indicated silver resources at the Pitarrilla Project of 42.6 million ounces, and an increase in total silver resources of 9.5% at the Pitarrilla Project.

(y)	material change report, dated October 22, 2008, announcing that diamond drilling at our Snowfield Project outlined a new gold-copper zone;

(z)	material change report, dated October 28, 2008, announcing that third quarter 2008 financial results were to be issued on November 5, 2008;

(aa)	material change report, dated November 5, 2008, announcing our third quarter 2008 financial results and providing an update on our principal projects;

(bb)	material change report, dated December 3, 2008, announcing an increase in measured and indicated gold resources at the San Luis Project by 31%;

(cc)	material change report, dated December 3, 2008, announcing results of drilling at our Snowfield Project;

(dd)	material change report, dated December 11, 2008, announcing diamond drilling results at our Maverick Springs joint venture;

(ee)	material change report, dated February 3, 2009, announcing an increase in gold resources at our Snowfield Project to 4.4 million ounces of measured and indicated resources and 14.3 million ounces of inferred resources;

(ff)	material change report, dated February 11, 2009, announcing the filing of our preliminary short form base shelf prospectus and the corresponding registration statement;

(gg)	material change report, dated February 11, 2009, announcing that Geologix Explorations Inc. has elected not to exercise its option to acquire a 100% interest in our San Augustin property; and

(hh)	material change report, dated February 18, 2009, announcing an update on the status of the Pirquitas Project, including a revised estimate of the cost to complete the construction of our Pirquitas Project of US$230 million.

Any document of the types referred to in the preceding paragraph (excluding confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions that are filed by us with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

In addition, any document filed by us with the SEC or furnished to the SEC on Form 6-K after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if, and to the extent, so provided.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. Without limitation, the information set out in our material change report dated May 14, 2008 referred to under item (o) above supersedes the first paragraph under the heading “Principal Projects — Pirquitas Project — Feasibility Update” on pages 33 and 34 of the Form 20-F/A, and such paragraph does not constitute a part of this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Common Shares will be delivered to purchasers of such Common Shares together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Common Shares covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the United States Securities Exchange Act of 1934 (“Exchange Act”), as amended, and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities under our profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of PricewaterhouseCoopers LLP; (iii) the consents of Mine Development Associates, Inc.; (iv) the consents of Steve Ristorcelli, CPG; (v) the consents of James A. McCrea, B.Sc., P. Geo.; (vi) the consent of Snowden Mining Industry Consultants Inc.; (vii) the consent of Neil R. Burns, M.Sc., P. Geo.; (viii) the consents of Sundance Ventures; (ix) the consents of C. Stewart Wallis, P. Geo.; (x) the consents of Scott Wilson Roscoe Postle Associates Inc.; (xi) the consents of Kenneth C. McNaughton M.Sc., P. Eng.; (xii) the consent of Stephen B. Robertson, P. Geo.; (xiii) the consent of Paul MacRae, P. Eng.; (xiv) the consent of Max Holtby, B.Sc., P.Geo.; (xv) the consent of Eugene Puritch, P.Eng.; (xvi) the consent of Antoine Yassa, P.Geo.; (xvii) the consent of P&E Mining Consultants Inc.; (xviii) the consent of Michael Lechner P.G.; (xix) the consent of Resource Modeling Inc.; (xx) the consent of Donald Earnest, B.Sc., P.G.; (xxi) the consent of Resource Evaluations Inc. (xxii) the consent of Wayne Ewart, P. Geo., Ph.D.; (xxiii) the consent of Tracy Armstrong, B.Sc, P. Geo.; (xxiv) the consent of Fred Brown, CPG, Pr.Sc.Nat; (xxv) the consent of Minorex Consulting Ltd.; (xxvi) the consent of J. Douglas Blanchflower; (xxvii) the consent of Lawson Lundell LLP; and (xxviii) the powers of attorney from certain directors and officers of Silver Standard.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company organized and existing under the Business Corporations Act (British Columbia). Many of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Our Canadian counsel, Lawson Lundell LLP, advised us that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, Lawson Lundell LLP also advised us that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.